Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

May 5, 2010

Management’s Discussion and Analysis (MD&A)
(May 5, 2010)

This discussion and analysis should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) as at and for the three month periods ended March 31, 2010 and 2009, and the 2009 MD&A and audited annual Consolidated Financial Statements of the Company.  The Company’s Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). All comparisons are between the quarters ended March 31, 2010 and 2009, unless stated otherwise.  All amounts are in Canadian dollars unless otherwise indicated. Abbreviations used in this MD&A are listed on the page headed ‘Abbreviations’.

First Quarter Results Summary

•	Cash provided by operating activities during the quarter was $1.1 billion, consistent with a year ago and compared to $624 million in the previous quarter.
•	Net income was $228 million compared to $455 million in the first quarter of 2009 and a loss of $111 million in the fourth quarter of 2009.
•
Production averaged 435,000 boe/d compared to 450,000 boe/d in the prior year. Production from continuing operations was 405,000 boe/d compared to 401,000 boe/d in the same period of the prior year and 389,000 boe/d in the previous quarter.

•	Long-term debt net of cash and cash equivalents at March 31 was $1.8 billion, down from $2.1 billion at year end 2009.
•	Talisman is progressing the sale of non-core, gas weighted assets in North America.
•	Production from the Pennsylvania Marcellus shale play reached 150 mmcf/d at the end of April.
•	Talisman reached an agreement to acquire 37,000 net acres in the Eagle Ford shale play in South Texas.
•	The Company tested a successful horizontal Utica shale well in Quebec.
•	Talisman set a new production record in Southeast Asia of 118,000 boe/d
•	Talisman has acquired interests in three large shale gas blocks in Poland.

Highlights
		Three months ended
March 31,		2010	2009	1
Financial (millions of C$ unless otherwise stated)
Income (loss) from continuing operations		248	(67)
Income (loss) from discontinued operations		(20)	522
Net income		228	455
C$ per common share
Net income	- Basic	0.22	0.45
- Diluted		0.22	0.45
Income (loss) from continuing operations
- Basic		0.24	(0.07)
- Diluted		0.24	(0.07)
Production (daily average)
Oil and liquids (mbbls/d)		201	212
Natural gas (mmcf/d)		1,226	1,136
Continuing operations (mboe/d)		405	401
Discontinued operations (mboe/d)		30	49
Total mboe/d (6mcf = 1boe)		435	450
1           Restated for operations classified as discontinued subsequent to March 31, 2009.

During the first quarter of 2010, income from continuing operations increased as a result of increased production from continuing operations and increased commodity prices, partially offset by unfavourable foreign currency variances due to the strengthening C$.  Lower oil and liquids volumes were driven by decreased production in the UK.  Higher natural gas volumes were driven by increased production in Scandinavia and Southeast Asia.

Daily Average Production, Before Royalties
	Three months ended
March 31,	2010	2010 vs 2009 (%)	2009
Continuing operations
Oil and liquids (mbbls/d)
North America	20	(13)	23
UK	83	(19)	103
Scandinavia	44	26	35
Southeast Asia	40	8	37
Other	14	-	14
	201	(5)	212
Natural gas (mmcf/d)
North America	645	(4)	674
UK	17	(43)	30
Scandinavia	91	82	50
Southeast Asia	473	24	382
	1,226	8	1,136
Continuing operations (mboe/d)	405	1	401
Discontinued Operations
North America	29		44
Other	1		5
Discontinued Operations (mboe/d)	30	(39)	49
Total mboe/d	435	(3)	450

Production from continuing operations increased by 1% over the previous year due principally to increased oil and liquids and gas volumes in Scandinavia and Southeast Asia, offset by decreased oil and liquids volumes in the UK.

Natural gas production from continuing operations in North America was up slightly from the fourth quarter of 2009 due to successful development in the Pennsylvania Marcellus shale and Montney Farrel Creek.  However, natural declines in other areas resulted in lower production than a year ago.  Production from the Pennsylvania Marcellus shale averaged 85 mmcf/d during the quarter and was 150 mmcf/d at the end of April.

In the UK, oil and liquids production from continuing operations decreased by 19%, due principally to lower production from the Tweedsmuir field following a shutdown of the TP1 producer well for intervention work.  The well was back on production in April.

In Scandinavia, oil and liquids production from continuing operations increased by 27% due to development drilling at Varg and Brage and a full quarter of production from the Rev field.  Natural gas production from continuing operations increased by 82% due to a full quarter of production from the Rev field,  which came onstream in late January 2009.

Southeast Asia oil and liquids production from continuing operations increased by 6% due principally to a full quarter of production from the Northern Fields and Australia, partially offset by reduced Song Doc production resulting from natural declines.

Southeast Asia natural gas production increased by 24%, due principally to Indonesia natural gas production which averaged 385 mmcf/d with higher contract takes at Corridor.  Malaysia/Vietnam gas production averaged 87 mmcf/d in the quarter, an increase of 16 mmcf/d compared to the same period in 2009 when a shutdown of PM3-CAA occurred to complete the tie-in prior to the start-up of Northern Fields oil production.

Volumes produced into (sold out of) inventory1
	Three months ended
March 31,	2010	2009
UK	(1,020)	(290)
Scandinavia	(30)	(5,408)
Southeast Asia	1,491	(11,190)
Other	3,990	(14,323)
Total produced into (sold out of) inventory – bbls/d	4,431	(31,211)
Total produced into (sold out of) inventory – mmbbls	0.4	(2.8)
Inventory at March 31 - mmbbls	2.0	2.3
1.           Includes impact of discontinued operations.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production, Before Royalties’ table above represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

Company Netbacks 1, 2
	Three months ended
March 31,	2010	2009
Oil and liquids ($/bbl)
Sales price	78.70	53.64
Royalties	11.07	5.53
Transportation	1.08	1.20
Operating costs	20.69	17.23
	45.86	29.68
Natural gas ($/mcf)
Sales price	6.23	5.64
Royalties	1.02	1.06
Transportation	0.33	0.27
Operating costs	1.08	1.17
	3.80	3.14
Total $/boe (6mcf=1boe)
Sales price	57.02	44.17
Royalties	8.48	5.93
Transportation	1.56	1.40
Operating costs	13.22	12.36
	33.76	24.48
1.	Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.
2.	Includes impact of discontinued operations.

During the first quarter, the Company’s average netback was $33.76/boe, 38% higher than in 2009.  Talisman’s realized price of $57.02/boe was 29% higher than 2009, due principally to higher global oil and liquids prices.

The Company’s realized sale price includes the impact of physical commodity contracts, but does not include the impact of the financial commodity price derivatives discussed in the ‘Risk Management’ section of this MD&A.

Commodity Prices and Exchange Rates 1
	Three months ended
March 31,	2010	2010 vs 2009 (%)	2009
Oil and liquids ($/bbl)
North America	69.68	63	42.65
UK	79.50	41	56.36
Scandinavia	82.05	45	56.50
Southeast Asia	79.30	51	52.69
Other	78.31	33	59.04
	78.70	47	53.64
Natural gas ($/mcf)
North America	5.83	6	5.51
UK	5.16	(13)	5.93
Scandinavia	5.94	(40)	9.88
Southeast Asia	6.98	30	5.35
	6.23	10	5.64
Company $/boe (6mcf=1boe)	57.02	29	44.17
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	78.71	83	43.04
Dated Brent (US$/bbl)	76.24	72	44.40
Tapis (US$/bbl)	72.22	46	49.42
NYMEX (US$/mmbtu)	5.26	8	4.86
AECO ($/gj)	4.69	-	4.67
US dollar/Canadian dollar exchange rate	1.04	(17)	1.25
Pound sterling/Canadian dollar exchange rate	1.62	(9)	1.79
1.	Prices exclude gains or losses related to hedging activities and includes the impact of discontinued operations.

Realized oil and liquids prices increased by 47%, and natural gas prices increased by 10%, in line with the increase in global oil and gas prices.

The changes in the Company’s reported oil and liquids price is consistent with the relevant benchmark prices, however, the Company’s reported prices reflect the strengthening of the C$ relative to the US$ in 2009.

Royalties1
	Three months ended
	2010		2009
March 31,	%	$ millions	%	$ millions
North America	14	67	14	61
UK	-	2	-	1
Southeast Asia	34	194	37	145
Other	58	38	50	69
Total Company	14	301	16	276
1.	Includes impact of royalties related to sales volumes.

The corporate royalty expense from continuing operations was $301 million (14%), up $25 million from $276 million (16%) in 2009. The royalty rate in Southeast Asia decreased primarily as a result of a reduction in the Corridor royalty rate due to increased cost recovery.  The royalty rate increase in Algeria was largely price-driven.

Unit Operating Expenses1

	Three months ended
	2010	2010 vs 2009	2009
March 31,	$/boe	(%)	$/boe
North America UK Scandinavia Southeast Asia Other	9.28	(6)	9.92
	29.29	38	21.15
	16.01	(6)	17.00
	6.27	(2)	6.38
	5.98	(11)	6.70
	13.22	7	12.36
1.	Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses1
	Three months ended
March 31,	2010	2009
($ millions)
North America UK Scandinavia Southeast Asia Other	111	121
	233	211
	86	74
	63	68
	5	18
	498	492
1.	Includes operating expenses related to sales volumes.

Total operating expenses were largely flat compared to 2009, although lower production resulted in higher unit operating expenses.

In North America, unit operating expenses and total operating expenses decreased due to lower processing expenses and gas gathering fees and minor property dispositions.

In the UK, unit operating expenses increased largely as a result of lower production.  Total operating expenses increased due to the intervention work on the Tweedsmuir TP1 well, partially offset by a weakening of the UK£ relative to the C$.

In Scandinavia, operating expenses increased due to well workover costs incurred at Varg and increased production from the Rev field.  Increased production in Scandinavia contributed to a decrease in unit operating expenses.

In Southeast Asia, unit operating costs and total operating expenses remained consistent, since a favourable foreign exchange variance was offset by operating expenses relating to a full quarter of production from the Northern Fields.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

	Three months ended
	2010	2010 vs 2009	2009
March 31,	$/boe	(%)	$/boe
North America	16.59	(1)	16.73
UK	20.54	(15)	24.19
Scandinavia	27.05	15	23.51
Southeast Asia	7.09	(34)	10.68
Other	6.08	8	5.63
15.98	(6)	17.05
1.	Includes impact of DD&A expense related to sales volumes from continuing operations.

Total DD&A Expense1
	Three months ended
March 31,	2010	2009
($ millions)
North America	195	206
UK	161	236
Scandinavia	145	103
Southeast Asia	76	109
Other	5	14
	582	668
1.	Includes DD&A expense related to sales volumes from continuing operations.

Total DD&A expense from continuing operations was $582 million, down 13% from the same period in 2009 as a result of higher reserves, the strengthening of the C$, and the impact of the timing of liftings.

The DD&A expense in North America decreased due to a decrease in volumes.

The decrease in the UK unit DD&A rate and DD&A expense was the result of an upward revision of year-end reserve volumes resulting from higher oil prices and lower production relative to 2009.

The increase in the Scandinavia unit DD&A rate and DD&A expense is due principally to the Varg field which had no DD&A expense in the first quarter of 2009 since it was fully written-down in 2008 having had no proved reserves at 2008 year-end prices.  Reserves were added to Varg in the fourth quarter of 2009 and capital expenditure was incurred, resulting in DD&A expense of $30 million in the first quarter of 2010.  In addition, Rev production increased relative to the prior quarter which increased DD&A expense.

The decrease in the Southeast Asia DD&A expense is due principally to a lower DD&A rate and lower Song Doc production.

Corporate and Other

	Three months ended
March 31,	2010	2009
($ millions)
General and administrative (G&A) expense	82	81
Dry hole expense	6	216
Exploration expense	96	68
Interest on long-term debt	41	45
Capitalized interest	20	9
Stock-based compensation expense (recovery)	(72)	33
Gain on held-for-trading financial instruments	(97)	(73)
Other revenue	29	34
Other expense, net	113	16
1      Restated for operations classified as discontinued subsequent to March 31, 2009.

Dry hole expense decreased by $210 million compared to the same period in 2009 with a lower expense being recorded in each of the Company’s segments.

Total interest on long-term debt increased due to the issuance of notes in 2009.  However, capitalized interest increased as a result of increased capital expenditures on the Yme development, resulting in a lower net expense.

Stock-based compensation expense (recovery) is based on the difference between the Company’s share price and the exercise price of its stock options or cash units. During the first quarter of 2010, stock-based compensation recovery of $72 million was realized, due principally to a decrease in the Company’s share price during the quarter.  The Company paid cash of $19 million to employees for options exercised.

Talisman recorded a gain on held-for-trading financial instruments of $97 million principally related to commodity price derivatives that are not designated as hedges for accounting purposes. See the ‘Risk Management’ section of this MD&A for further details concerning the Company’s financial instruments.

Other revenue of $29 million includes $21 million of pipeline and processing revenue.

Other expense includes $51 million of foreign exchange losses and a writedown of Norwegian and Alaskan exploration licenses for $91 million, partially offset by a net gain on minor asset disposals of $51 million.

Taxes

Effective Income Tax Rate
	Three months ended
March 31,	2010	2009
($ millions)
Income (loss) from continuing operations before taxes	503	(116)
Less PRT Current Deferred
	37	14
	(10)	-
Total PRT	27	14
	476	(130)
Income tax expense
Current income tax	235	142
Future income tax	(7)	(205)
Total income tax expense (recovery)	228	(63)
Effective income tax rate	48%	48%

The $291 million increase in total income tax expense relative to the same period in 2009 arises from the increase in income before taxes.

The effective tax rate is expressed as a percentage of pre-tax income adjusted for PRT, which is deductible in determining taxable income.

Capital Expenditures

	Three months ended
	2010	2010 vs 2009	2009
March 31,		(%)
($ millions)
North America	277	147	112
UK	116	(34)	177
Scandinavia	176	1	174
Southeast Asia	87	(69)	277
Other	79	23	64
Exploration and development	735	(9)	804
Corporate, IS and Administrative	10		10
Acquisitions	222		66
Proceeds on dispositions	(143)		(71)
Discontinued operations
Proceeds on dispositions	(23)		(646)
Capital expenditures	6		296
Total	807	76	459

North America capital expenditures during the quarter totalled $277 million, of which $247 million related to shale activity with the majority spent on progressing development of the Pennsylvania Marcellus and Montney shale programs.  The remaining capital was invested in conventional oil and gas properties.

In North America, 44 gross (37.2 net) shale wells were drilled with 35 gross (30.5 net) in the Pennsylvania Marcellus Shale and six gross (5.2 net) wells in the Montney Shale.

In the UK, capital expenditures of $116 million were comprised of $6 million on exploration and $110 million on development, which included the Auk North and Burghley developments.

In Scandinavia, capital expenditures of $176 million were comprised of $13 million on exploration and $163 million on development, which included the Yme project and development drilling.  Wells at each of Brage, Veslefrikk and Varg were completed and four additional wells were drilled during the quarter, two at Varg and one each at Yme and Brage, while batch drilling at Yme was ongoing.

In Southeast Asia, capital expenditures of $87 million included $45 million on exploration, principally on one exploration well in Block 15-2/01 in Vietnam, and $42 million on development, principally in Malaysia on the Northern Fields development and the Southern Fields Improved Oil Recovery program.

Capital expenditures in other areas of $79 million were comprised of $59 million on exploration, including $31 million in Peru, $12 million in Colombia and $10 million in the Kurdistan region of northern Iraq.  In addition, $20 million was spent on development in Algeria to progress the El Merk project.

In January 2010, Talisman acquired 100% of the share capital of Hess (Indonesia-Jambi Merang) Limited, a company which owns a 25% interest in the Jambi Merang Petroleum Sharing Contract, for consideration of $189 million in cash.

Discontinued Operations

In accordance with Canadian generally accepted accounting principles, Talisman is required to report separately the results of continuing and discontinued operations.  Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold.  Comparative results have been restated to reflect the impact of operations that have become discontinued since March 31, 2009.  See note 2 to the unaudited Interim Consolidated Financial Statements.

Talisman has classified assets of $1.5 billion from the 2010 North America disposition program as held for sale and has recorded an after tax loss of $34 million in the first quarter of 2010.  The net investment in the Company’s Canadian self-sustaining operations has been reduced as a result of these asset dispositions and, accordingly, $157 million of exchange gains previously accumulated in other comprehensive income have been included in the carrying value of these assets.  These transactions are expected to close by mid year.

In 2010, Talisman completed the sale of assets in Tunisia for proceeds of $23 million, resulting in a loss of $5 million, net of tax of $nil.

In 2009, Talisman:

•
completed the sale of oil and gas producing assets in Western Canada for proceeds of $90 million, comprising cash and non-cash consideration, resulting in a gain of $57 million, net of tax of $19 million;

•	completed the sale of its assets in the Netherlands for proceeds of $596 million, resulting in a gain of $471 million, net of tax of $nil;
•	recorded an after tax writedown of $9 million in respect of the sale of a 10% share in the Yme field offshore development and three exploration licences.

Results of Discontinued Operations
	Three months ended March 31
	North America		UK		Scandinavia		Other		Total
($ millions)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Income (loss) from discontinued operations, net of tax	20	(12)	-	-	-	1	(1)	14	19	3
Gain (loss) on disposition of assets, net of tax	(34)	57	-	471	-	(9)	(5)	-	(39)	519
Income (loss) from discontinued operations	(14)	45	-	471	-	(8)	(6)	14	(20)	522

Daily Average Production Volumes of Discontinued Operations

	Three months ended
March 31,	2010	2009
North America
- oil and liquids (mbbls/d)	5	18
- natural gas (mmcf/d)	142	155
Other
- oil and liquids (mbbls/d)	1	5
Discontinued operations (mboe/d)	30	49

Liquidity and Capital Resources

Talisman’s long-term debt at March 31, 2010 was $3.7 billion ($1.8 billion, net of cash and cash equivalents and bank indebtedness), down from $3.8 billion ($2.1 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2009.  During the quarter, the Company generated $1.1 billion of cash provided by operating activities.

On an ongoing basis, Talisman plans to fund its capital program with cash on hand, cash provided by operating activities and proceeds from dispositions.

The Company has an active hedging program that will partially protect 2010 cash flow from the effect of declining commodity prices.  See the ‘Risk Management’ section of this MD&A for further information.

The majority of the Company’s debt matures subsequent to 2011, with approximately $13 million maturing in 2010 and $350 million in 2011.

At March 31, 2010, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are fully committed through 2012. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

The Company is in compliance with all of its debt covenants.  The Company’s principal financial covenants include a debt-to-cash flow ratio, calculated quarterly on a trailing twelve month basis, and a minimum net worth requirement, calculated quarterly but based on the most recently completed year-end results.

Two ratios that the Company uses to measure its financial strength are the debt-to-debt plus equity ratio and debt-to-cash flow ratio (where cash flow is defined as cash provided by operating activities plus changes in non-cash working capital and debt is defined as gross debt including prepaid financing costs).  At March 31, 2010, debt-to-debt plus shareholders’ equity was 25% (March 31, 2009 – 24%).  For the twelve months ended March 31, 2010, the debt-to-cash flow ratio was 1.01:1 (2009 – 0.63:1).

The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the Company’s credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  Substantially all of the Company's trade accounts receivable at March 31, 2010 were current.  Talisman had no customers with individually significant balances outstanding at March 31, 2010.  Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

The Company utilizes letters of credit largely pursuant to committed and uncommitted letter of credit facilities.  Letters of credit are issued by banks under these facilities and most are renewed annually.  At March 31, 2010, letters of credit totalling $1.3 billion had been issued.

Talisman’s investment grade senior unsecured long-term debt credit ratings from DBRS, Moody’s and S&P are BBB (high), Baa2 and BBB, respectively.

On March 23, 2010, the Company filed, as part of a registration statement, a universal shelf prospectus under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to $3.5 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units.  The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term notes in Canada.

In November 2009, Talisman renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange pursuant to which the Company may repurchase up to 50,945,743 of its common shares (representing 5% of the common shares outstanding at November 18, 2009) during the 12-month period commencing December 2, 2009 and ending December 1, 2010.  Shareholders may obtain a copy of the Company’s notice of intention to make an NCIB free of charge by emailing the Company at tlm@talisman-energy.com.  During the quarter ended March 31, 2010, Talisman did not repurchase any common shares of the Company under its NCIB.

At March 31, 2010, there were 1,019 million common shares outstanding. Subsequent to March 31, 2010,  46,875 shares were issued pursuant to the exercise of stock options.

At March 31, 2010, there were 67,659,001 stock options, 9,913,530 cash units and 5,082,127 long-term performance share units (PSUs) outstanding.  Subsequent to March 31, 2010, 18,900 stock options were exercised for cash, 46,875 were exercised for shares, 7,073,210 were granted and 185,346 were cancelled, with 74,481,090 outstanding at April 30, 2010.  Subsequent to March 31, 2010, 16,880 cash units were exercised, 931,210 were granted and 560 were cancelled with 10,827,300 outstanding at April 30, 2010.  Subsequent to March 31, 2010, 3,241,777 long-term PSUs were granted and 88,501 were cancelled, with 8,235,403 outstanding at April 30, 2010.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long- term PSU’s. 480,000 shares were purchased in April 2010 for $8 million.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 10 and 13 to the 2009 audited Consolidated Financial Statements and notes 8 and 9 to the unaudited interim Consolidated Financial Statements.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors on the Company’s financial performance for 2010 (excluding the effect of derivative contracts) is summarized in the following table, based on an approximate WTI oil price of US$75/bbl, a NYMEX natural gas price of US$5/mmbtu and exchange rates of US$0.96=C$1 and UK£1=C$1.67.

($ millions)	Net Income	Cash Provided by Operating Activities
Volume changes
Oil – 10,000 bbls/d	65	110
Natural gas – 60 mmcf/d	30	75
Price changes1
Oil – US$1.00/bbl	30	35
Natural gas (North America)2 – C$0.10/mcf	15	25
Exchange rate changes
US$/C$ decreased by US$0.01	25	35
C$/UK£ increased by C$0.02	(5)	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivatives terms in the ‘Risk Management’ section of this MD&A, and note 11 to the unaudited Interim Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in the UK, Scandinavia and Malaysia/Vietnam is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and accordingly has been included in the price sensitivity for oil except for a small portion, which is sold at a fixed price.

Commitments and Off Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 10 to the 2009 audited Consolidated Financial Statements and note 8 to the unaudited Interim Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A.

There have been no significant changes in the Company’s expected future payment commitments, and the timing of those payments, since December 31, 2009. Refer to note 16 to the 2009 audited Consolidated Financial Statements.

Risk Management

Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(l) to the 2009 audited Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at March 31, 2010, including their respective fair values, are detailed in note 11 to the unaudited Interim Consolidated Financial Statements.

The Company may choose to designate derivative instruments as hedges for accounting purposes. None of the outstanding commodity price derivative contracts have been designated as hedges.  In 2008, the Company no longer designated its interest rate swap as a fair value hedge.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income immediately as gains or losses on held-for-trading financial instruments. This increases the volatility of net income.

Fixed price oil and natural gas swaps, collars and put options are in place for approximately 40% and 50% of the Company’s 2010 estimated remaining oil and North American natural gas production respectively.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at March 31, 2010, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling
Oil
Dated Brent oil collars	Apr-Dec 2010	28,000 bbls/d	US52.57/80.14
Dated Brent oil collars	Apr-Dec 2010	25,000 bbls/d	US71.72/90.00
WTI crude oil collars	Apr-Dec 2010	22,000 bbls/d	US50.20/60.87
Natural gas
AECO natural gas collars	Apr-Jun 2010	94,820 mcf/d	C5.82/7.17
AECO natural gas collars	Apr-Dec 2010	47,410 mcf/d	C5.78/7.39
NYMEX natural gas collars	Jul-Dec 2010	95,000 mcf/d	US5.90/7.03
NYMEX natural gas collars	Jan-Jun 2011	95,000 mcf/d	US5.27/6.66
NYMEX natural gas collars	Jan-Dec 2011	71,200 mcf/d	US6.14/6.59
NYMEX natural gas swaps	Jan-Dec 2011	23,734 mcf/d	US6.12
ICE natural gas swaps	Apr 2010-Jun 2011	18,762 mcf/d	C$5.89/mcf

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at March 31, 2010:

Contract	Term	Average volume	Average price or floor/ceiling
AECO natural gas swaps	Apr-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO natural gas collars	Apr-Dec 2010	175,417 mcf/d	C$6.33/7.55/mcf
AECO natural gas swaps	Apr 2010-Dec 2011	3,671 mcf/d	C$3.02/mcf

Interest Rate and Foreign Exchange Swaps

In order to swap a portion of the US$375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In conjunction with the issuance of the C$350 million 4.44% medium term notes due in 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million.  The cross currency swap is designated as a cash flow hedge.

Summary of Quarterly Results ($ millions unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended
	2010	20091				20081
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Gross sales	2,085	2,094	1,694	1,692	1,731	2,010	3,039	3,468
Total revenue	1,813	1,755	1,471	1,514	1,487	1,682	2,512	2,825
Income (loss) from continuing operations	248	(183)	25	(426)	(67)	1,152	1,295	179
Net income (loss)	228	(111)	30	63	455	1,202	1,425	426
Per common share ($)
Income (loss) from continuing operations	0.24	(0.18)	0.02	(0.42)	(0.07)	1.13	1.27	0.18
Diluted income (loss) from continuing operations	0.24	(0.18)	0.02	(0.42)	(0.07)	1.11	1.25	0.17
Net income (loss)	0.22	(0.11)	0.03	0.06	0.45	1.18	1.40	0.42
Diluted net income (loss)	0.22	(0.11)	0.03	0.06	0.45	1.16	1.38	0.41
1.	Prior periods have been restated to reflect the impact of discontinued operations. See note 2 to the unaudited Interim Consolidated Financial Statements.

During the first quarter of 2010, gross sales increased by $354 million over the same period in 2009 due principally to increased commodity prices partially offset by unfavourable foreign currency variances due to the strengthening C$.  Net income from continuing operations increased by $315 million due principally to increased revenue and decreased dry hole expense and stock based compensation, partially offset by increased income taxes.

Accounting Policies

As a result of a reorganization of the Company’s operations and changes in the composition of revenue and costs, management has determined that the functional currency of both the Canadian and Norwegian self-sustaining operations is more closely linked to the US$ than to the respective domestic currencies.  Accordingly, effective January 1, 2010, these self-sustaining operations have been accounted for as US$ functional currency entities.  The impact of this change in functional currencies during the first quarter of 2010 was to increase foreign exchange losses included in income from continuing operations by $62 million and decrease the loss from discontinued operations by $21 million.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that IFRS will be required for interim and annual reporting by publicly accountable enterprises effective for January 1, 2011, including 2010 comparative information.  The Company has established a dedicated IFRS project team to address the conversion to IFRS that reports regularly to a steering committee, senior management and the Audit Committee.

Refer to the 2009 annual MD&A for a complete discussion of Talisman’s IFRS conversion project.  Talisman’s IFRS conversion project continues to progress according to the changeover plan and timetable established by management:

Accounting policies (ongoing – to be finalized before IFRS reporting in 2011)

During Q1 2010, an additional area of impact has been determined to impact Talisman’s accounting policies upon adoption of IFRS, as follows:

Revenue Recognition – Under IFRS Talisman will net Royalties within the Revenue figure reported in the income statement, as opposed to presenting separately as a reduction to Revenue under Canadian GAAP.

The Company continues to work with advisors to understand the practical application of the IFRS principles which will affect the quantification of IFRS retrospective adjustments as at January 1, 2010 and the subsequent IFRS Consolidated Financial Statements.

Control Environment (Ongoing to 2011 year end reporting)

Work has progressed to design additional disclosure controls related to first-time adoption and Talisman is on track for completing and evaluating controls over financial reporting by the first quarter of 2011 with operating effectiveness to be evaluated prior to 2011 year end reporting.

Training and Communication (Ongoing to first quarter 2011 reporting)

During Q1 2010, Talisman conducted additional training of key accounting personnel and continues to develop training tools to facilitate the transition to IFRS.

IT Systems (Ongoing to 2011 year end reporting)

Data capture testing of system design changes implemented to support dual recording of IFRS financial information during 2010 was completed during Q1 2010 and continue to make progress in preparation for go-live in early 2011 to IFRS.

Business Activities (Ongoing to 2011 year end reporting)

As Talisman undertakes business initiatives, the IFRS conversion project actively coordinates with various stakeholders to incorporate necessary actions within the project plan.

Internal Control over Financial Reporting

There have been no changes in Talisman’s internal control over financial reporting in the quarterly period ending March 31, 2010, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Litigation

In September 2006, the United States District Court for the Southern District of New York (the “Court”) granted Talisman’s Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs’ effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiff’s appeal of the Court’s decision granting Talisman’s Motion for Summary Judgment, denying class certification and refusing to consider the plaintiff’s proposed third amended complaint.  On April 15, 2010, the plaintiffs filed a Petition for Writ of Certiorari seeking review by the United States Supreme Court of the Second Circuit Court of Appeals' decision dismissing the plaintiffs' appeal.  Talisman believes the lawsuit is entirely without merit.

Forward-Looking Information

This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy, plans and priorities;
•	expected timing of closing of non-core asset sales;
•	expected counterparty risk;
•	expected sources of funding for the capital program;
•	expected production to meet fixed price sales contract commitments;
•	expected timing of IFRS project, and impact of IFRS;
•	schedule regarding the Yme platform;
•	expected first oil from Burghley;
•	the merits or anticipated outcome or timing of pending litigation; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

With the exception of the ability of counterparties to meet their obligations, the timing of IFRS projects, and the merits of pending litigation, each of the forward-looking information listed above are based on Talisman’s 2010 capital program as announced on January 11, 2010. Talisman set its 2010 capital expenditure plans assuming: (1) Talisman’s production in 2010 will be approximately 400,000 boe/d, assuming that most of the North American asset sales close by mid-year; (2) a US$60/bbl WTI oil price for 2010; and (3) a US$3.50/mmbtu NYMEX natural gas price for 2010.  The completion of any contemplated disposition is contingent on various factors including market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals of such dispositions.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this interim MD&A.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy on the ability of the counterparties to our commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or government approvals may be delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of ‘boe’

Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Abbreviations

The following list of abbreviations is used in this document:

AcSB	Canadian Accounting Standards Board
bbls/d	barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
CICA	Canadian Institute of Chartered Accountants
DBRS	DBRS Limited
FSO	Floating Storage and Offloading Vessel
gj	gigajoule
ICE	Intercontinental Exchange
LIBOR	London Interbank Offered Rate
mboe/d	thousand barrels oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmcf/d	million cubic feet per day
Moody’s	Moody’s Investor Service, Inc.
NYMEX	New York Mercantile Exchange
OPEC	Organization of Petroleum Exporting Countries
PRT	Petroleum Revenue Tax
S&P	Standard & Poor’s Corp.
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate